UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No.     )*

iCAD, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

449 34S 20 6

(CUSIP Number)

May 7, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. : 449 34S 20 6		Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS ANDY SASSINE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 896,884[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 896,884[1]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,884[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%[1]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Does not reflect an additional 4,448 Shares acquired by the Reporting Person since May 7, 2015.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

iCAD, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

98 Spit Brook Road, Suite 100, Nashua, NH 03062

Item 2(a).	Name of Person Filing:

Andy Sassine

Item 2(b).	Address of Principal Business Office or, if None, Residence:

PO Box 9826

6016 Via Canada Del Osito

Rancho Santa Fe, CA 92067

Item 2(c).	Citizenship:

Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

449 34S 20 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940

(15 U.S.C 80a-8);

(e)  ☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Page 4 of 6 Pages

(f)  ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)  ☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership[2].

(a)	Amount beneficially owned:

As of May 7, 2015, Andy Sassine beneficially owned 896,884 Shares.

(b)	Percent of class:

As of May 7, 2015, Andy Sassine beneficially owned approximately 5.7% of Shares outstanding. (There were approximately 15,669,239 Shares outstanding as of May 5, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed May 7, 2015.)

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	896,884
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	896,884
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

[2]	Does not reflect an additional 4,448 Shares acquired by the Reporting Person since May 7, 2015.

Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andy Sassine
Andy Sassine

May 14, 2015